June 12, 2025

Edward J. Prajzner
Senior Executive Vice President and Chief Financial Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

       Re: Mistras Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-34481
Dear Edward J. Prajzner:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services